Exhibit 99.2

Nexen Inc.

Management’s Discussion and Analysis

For the Three and Nine Months ended September 30, 2011

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2011

The following should be read in conjunction with the Unaudited Condensed Consolidated Financial Statements for the three and nine months ended September 30, 2011. The date of this discussion is October 26, 2011.

Unless otherwise noted, tabular amounts are in millions of Canadian dollars. The discussion and analysis of our oil and gas activities with respect to oil and gas volumes, reserves and related performance measures is presented on a working-interest, before-royalties basis. We measure our performance in this manner consistent with other Canadian oil and gas companies. Where appropriate, information on a net, after-royalties basis is also presented.

Investors should read the “Special Note Regarding Forward-Looking Statements” on page 22.

EXECUTIVE SUMMARY

	Three Months Ended			Nine Months Ended
	September 30	June 30	September 30	September 30	September 30
(Cdn$ millions, except as indicated)	2011	2011	2010	2011	2010
Production before Royalties (mboe/d) [1]	186	204	239	207	246
Production after Royalties (mboe/d)	164	180	213	184	218

Cash Flow from Operations [2,3]	516	598	496	1,783	1,594
Net Income [2]	200	252	581	654	967

Earnings per Common Share, Basic [2] ($/share)	0.38	0.48	1.11	1.24	1.84
Earnings per Common Share, Diluted [2] ($/share)	0.32	0.45	1.07	1.16	1.77

Net Debt [4]	3,454	2,838	4,497	3,454	4,497

1  Production before royalties reflects our working interest before royalties. We have presented our working interest before royalties as we measure our performance on this basis consistent with other Canadian oil and gas companies. We report bitumen as production at Long Lake.

2 Includes results of discontinued operations (see Note 14 of our Unaudited Condensed Consolidated Financial Statements).

3 Cash flow from operations is a non-GAAP measure and is reconciled to the nearest GAAP measure on page 21.

4 Net debt is a non-GAAP measure and is reconciled to the nearest GAAP measure on page 21.

Average Daily Quarterly Production before Royalties

	Three Months Ended
Crude Oil, NGLs and Natural Gas (mboe/d)	September 2011	June 2011	September 2010
Buzzard	49	49	84
Other UK	22	35	27
Yemen	32	35	41
United States	21	25	27
Canada — Oil & Gas	19	20	22
Canada — Syncrude	22	20	19
Canada — Bitumen	19	18	17
Other Countries	2	2	2
Total	186	204	239

Third quarter production averaged 186,000 boe/d, down 9% from the previous quarter and down 22% from the same period last year. Production was lower primarily due to pipeline constraints and longer time to commission the fourth platform at our Buzzard facility in the UK North Sea. Production at Buzzard has since returned to 208,000 boe/d gross (90,000 boe/d net to Nexen) during October. All other areas met their production expectations during the quarter. Relative to the prior quarter, higher production rates at Long Lake and Syncrude were offset by planned maintenance at Scott/Telford, natural field declines in Yemen and weather-related downtime in the US Gulf of Mexico.

Cash flow from operations increased 4% from the same period last year as the benefit of higher prices more than offset lower production. Cash flow from operations was 14% below last quarter primarily as a result of lower production this quarter. With approximately 80% of our crude oil sales based on Brent prices, we continue to benefit from strong Brent pricing. Brent averaged US$113.47/bbl during the quarter, 48% higher than the same period last year. The premium of Brent to WTI widened to US$23.71/bbl.

Third quarter net income in 2010 included disposition gains from the sale of our Canadian heavy oil properties offset by transportation losses as a result of the sale of North American gas marketing contracts. Net income this quarter included impairment charges relating to our non-shale Canadian natural gas properties as a result of sustained low natural gas prices.

Capital investment during the quarter included exploration and development activities in the UK North Sea as we continued to progress tieback projects at Telford, Blackbird and Rochelle. Development at Usan remains on track as we work towards first oil in the first half of 2012. In the US Gulf of Mexico, we continued drilling the Kakuna exploration well and began drilling another well at Appomattox. At Long Lake, we completed drilling pad 12 and continued drilling pad 13. We also continued to advance other initiatives to increase production to fill the upgrader. At Horn River in northeast BC, we fraced and completed our nine-well pad and we expect to begin production shortly. Drilling continues on our first 18-well pad and production is expected to come on-stream in the fourth quarter of 2012. Capital investment in the fourth quarter will focus on exploration drilling in the Gulf of Mexico and the UK North Sea, and on progressing our Canadian shale gas and oil sands projects.

Net debt increased in the third quarter due to the timing of our capital spending and working capital changes. The weakening of the Canadian dollar near the end of the quarter increased the Canadian dollar equivalent of our US-dollar denominated debt. Nexen retains access to liquidity of approximately $4.2 billion. This consists of approximately $1 billion of cash on hand and $3.2 billion of committed undrawn credit facilities.

STRATEGY PROGRESS

Our strategy and capital programs are focused on growing value for our shareholders responsibly. To maximize value, we invest in:

•                          core assets for short-term production and free cash flow to fund capital programs and enhance financial capacity;

•                          development projects that convert our discoveries into new production and cash flow in the medium term; and

•                          appraisal, exploration and new growth projects for longer-term growth.

We invest in key focus areas including Athabasca oil sands, unconventional gas and conventional offshore opportunities in the North Sea, deepwater Gulf of Mexico and offshore West Africa.

Details of our capital programs are set out below:

	Three Months Ended September 30	Nine Months Ended September 30
	2011	2011
Conventional Oil & Gas
North Sea	198	424
West Africa	135	349
United States	90	139
Yemen	2	21
Other	37	111
	462	1,044
Oil Sands
Long Lake, Kinosis and Other Insitu	90	310
Syncrude	34	80
	124	390

Unconventional Gas	132	287

Total Oil and Gas	718	1,721
Corporate and Other	11	37
Total Capital	729	1,758

Nexen has a number of opportunities available with several development and appraisal projects underway, and a large resource base to support long-term growth. Near-term projects include production from Usan, offshore West Africa; a Telford development well; the Blackbird field tie-in; the Rochelle developments; ongoing shale gas drilling and additional SAGD pads at Long Lake and Kinosis. Longer-term projects include Golden Eagle, Appomattox, Knotty Head and Owowo, along with further oil sands and shale gas development. During the third quarter, we continued to progress our action plan to move these projects into production and cash flow.

Conventional Oil & Gas

Offshore West Africa

Development of the Usan field remains on track for first oil in the first half of 2012. The FPSO has arrived in Nigeria and has been successfully moored at site. The process of commissioning the FPSO and connecting the sub-sea wells to the facility has begun and is expected to continue into the early part of next year. At peak rates, the Usan project is capable of producing 180,000 boe/d (36,000 boe/d net to Nexen).

UK North Sea

On October 19th, we received approval from the UK Department of Energy & Climate Change to proceed with the Golden Eagle development, a $3.3 billion investment ($1.2 billion net to Nexen) that is expected to produce an estimated 140 mmboe (gross) of proved and probable reserves over an 18-year period.

We are the operator of Golden Eagle and hold a 36.54% working interest in the field. The development has been sanctioned by all of the Golden Eagle co-venturers. Detailed design engineering has commenced and fabrication is scheduled to start before year-end. First oil production is forecast for approximately three years from now, in late 2014, and the development is expected to have an initial gross production rate of up to 70,000 boe/d (26,000 boe/d net to Nexen).

We continue to progress our tieback projects at Telford, Blackbird and Rochelle. We expect to see increased production at Telford and first oil from Blackbird before the end of this year. First production at Rochelle is expected around the end of 2012. Elsewhere in the North Sea, appraisal drilling continues at Polecat, to be followed by an exploration well at Edgware in the fourth quarter of 2011.

Gulf of Mexico

We returned to drilling in the Gulf of Mexico during the second quarter with the spud of our Kakuna well in late June. We expect to conclude drilling operations at Kakuna in the next few months.

Drilling also started in the third quarter at Appomattox on an appraisal well in the northeast fault block of the structure to follow up on our success in the southern portion. This well is expected to be complete in the fourth quarter and will be followed by other appraisal and exploration in the area. Nexen has a 20% working interest in Appomattox; the remaining 80% is held by Shell, who is the operator.

Oil Sands

Long Lake

We continue to progress our strategy to increase bitumen production to fill the upgrader. This action plan is focused on the continued drilling of high-quality resource at Long Lake and the advancement of development of a portion of the Kinosis lease.

Our action plan is expected to provide us with an attractive return on capital as each incremental barrel of production contributes significantly to cash flow and profitability given the primarily fixed costs of the Long Lake operation. In addition to continuing to optimize production from the initial 10 pads, our plans to fill the upgrader include:

	Number of Wells	Expected Rates (bbls/d)
Pad 11	10	4,000 - 8,000
Pads 12 & 13	18	11,000 - 17,000
Pads 14 & 15	10 - 12	6,000 - 9,000
Kinosis	25 - 30	15,000 - 25,000

Drilling on pad 12 was completed during the third quarter and drilling on pad 13 continues to proceed as planned. These pads have specifically targeted geologically high-quality areas of the lease and our drilling results are confirming our expectations around reservoir quality. We expect to begin steaming pad 12 in spring 2012 and pad 13 in fall 2012. First oil would then follow about three months later, with ramp-up occurring over the following 18 months.

We continue to work through the engineering and regulatory processes for pads 14 and 15 at Long Lake. Similar work is ongoing for 25 to 30 wells on the Kinosis lease, which is along the southern border of the Long Lake lease. These wells will be drilled in high-quality resource where our extensive information and analysis indicates that their geological characteristics are similar to our current best-producing areas. Drilling on these pads is expected to take place in 2012 or 2013 with first steam at the end of 2013 or in 2014, subject to regulatory approvals.

We are also continuing work on a non-operated SAGD project at Hangingstone, of which we own 25%. Project sanctioning is expected early next year, and first steam would be in 2015. Our share of production at full rates is expected to be about 6,000 bbls/d.

Shale Gas

Northeast British Columbia

Our shale gas program continued to progress during the third quarter as we fraced and completed our nine-well pad. Start-up activities on this pad are currently underway and production from this pad should allow us to produce to our current facility limit of 50 mmcf/d until additional facility expansions come online a year from now. We reduced our pad costs to under $700,000/frac on the nine-well pad, 5% below 2010 levels. Since 2009, these costs have dropped almost 70%.

Drilling continues on our first 18-well pad, with start-up scheduled for late 2012 and associated peak field volumes of around 155 mmcf/d expected in early 2013. We expect to be able to reduce our pad costs a further 7 – 12% on this pad through application of previous learnings and economies of scale.

Our process to secure a JV partner to accelerate value realization for a portion of our northeast BC shale gas asset is proceeding well.

FINANCIAL RESULTS

Change in Net Income

	2011 vs 2010
	Three Months Ended September 30	Nine Months Ended September 30
Net Income at September 30, 2010 [1]	581	967
Favorable (unfavorable) variances [2]:
Production Volumes, After Royalties
Crude Oil	(331)	(659)
Natural Gas	(8)	(8)
Changes in Crude Oil Inventory For Sale	82	81
Total Volume Variance	(257)	(586)

Realized Commodity Prices
Crude Oil	311	1,016
Natural Gas	3	(13)
Total Price Variance	314	1,003

Operating Expense	(18)	(34)

Depreciation, Depletion, Amortization and Impairment	23	36

Exploration Expense	(3)	(79)

Energy Marketing Revenue, Net	—	78

General and Administrative Expense	101	94

Finance Costs	33	93

Income Taxes	(18)	(526)

Net Gain on Dispositions	(569)	(392)

Other	13	—
Net Income at September 30, 2011 [1]	200	654

1 Includes results of discontinued operations (see Note 14 of our Unaudited Condensed Consolidated Financial Statements).

2 All amounts are presented before provision for income taxes.

Significant variances in net income are explained further in the following sections.

1  Gain on dispositions includes net gains recognized in the third quarter of 2010 from the sale of our Canadian heavy oil properties and the sale of our North American natural gas energy marketing operations.

OIL & GAS

Production (before royalties) 1

	Three Months Ended September 30		Nine Months Ended September 30
	2011	2010	2011	2010
Crude Oil and Liquids (mbbls/d)
United Kingdom	66.8	106.3	80.4	103.4
Yemen	32.3	41.6	35.1	41.8
Oil Sands — Syncrude	21.6	19.1	21.7	20.7
Oil Sands — Long Lake Bitumen	19.2	16.7	18.0	15.0
United States	7.7	9.9	8.6	9.9
Canada [2]	—	2.9	—	10.0
Other Countries	1.6	2.0	1.7	2.1
	149.2	198.5	165.5	202.9
Natural Gas (mmcf/d)
United Kingdom	26	27	32	36
United States	81	102	94	100
Canada [2]	111	113	123	124
	218	242	249	260

Total Production (mboe/d)	186	239	207	246

Production (after royalties)

	Three Months Ended September 30		Nine Months Ended September 30
	2011	2010	2011	2010
Crude Oil and Liquids (mbbls/d)
United Kingdom	66.4	106.3	80.2	103.4
Yemen	17.4	23.5	18.9	22.9
Oil Sands — Syncrude	20.6	17.9	20.2	19.1
Oil Sands — Long Lake Bitumen	17.3	16.0	16.6	14.3
United States	6.8	8.9	7.7	8.9
Canada [2]	—	2.3	—	7.7
Other Countries	1.5	1.9	1.6	2.0
	130.0	176.8	145.2	178.3
Natural Gas (mmcf/d)
United Kingdom	26	27	32	36
United States	71	89	81	86
Canada [2]	104	104	117	114
	201	220	230	236

Total Production (mboe/d)	164	213	184	218

1  We have presented production volumes before royalties as we measure our performance on this basis consistent with other Canadian oil and gas companies.

2  Includes the following production from discontinued operations. See Note 14 of our Unaudited Condensed Consolidated Financial Statements.

	Three Months Ended September 30		Nine Months Ended September 30
	2011	2010	2011	2010
Before Royalties
Crude Oil and NGLs (mbbls/d)	—	2.9	—	10.0
Natural Gas (mmcf/d)	—	2.2	—	8.3
After Royalties
Crude Oil and NGLs (mbbls/d)	—	2.3	—	7.7
Natural Gas (mmcf/d)	—	2.1	—	7.2

Lower volumes reduced net income for the quarter by $257 million

Production before and after royalties decreased approximately 22% when compared to the third quarter of 2010, primarily as a result of reduced production rates in the UK North Sea due to pipeline constraints and longer time to commission the fourth platform at our Buzzard facility. Production was also impacted by natural field declines and weather-related downtime in the US Gulf of Mexico, Canada and Yemen. These shortfalls were partially offset by a 15% increase in bitumen production at Long Lake and higher production from Scott/Telford.

Compared to the second quarter of 2011, production before and after royalties decreased 9%, as Buzzard continued to operate at reduced rates, planned maintenance was completed at Scott/Telford and Ettrick, and the US Gulf of Mexico, Canada, and Yemen production was impacted by weather-related downtime and natural field declines.

The following table summarizes our production volume changes since last quarter:

(mboe/d)	Before Royalties	After Royalties
Production, second quarter 2011	204	180
Production changes:
United Kingdom	(13)	(13)
United States	(4)	(3)
Yemen	(2)	(1)
Canada	(2)	(1)
Oil Sands — Long Lake Bitumen	1	—
Oil Sands — Syncrude	2	2
Production, third quarter 2011	186	164

Unless otherwise noted, production volumes in this section represent before-royalties volumes, net to our working interest.

UNITED KINGDOM

In the UK North Sea, quarterly production averaged 71,100 boe/d, 15% below the previous quarter and 36% lower than the third quarter of 2010.

Buzzard averaged 49,300 boe/d for the quarter, slightly higher than the second quarter and 41% lower than the same period last year as we completed scheduled maintenance, commissioned the fourth platform and were constrained by downtime on the third-party owned Forties and Frigg pipelines. While the maintenance was completed on schedule, production was below our expectations due to longer than expected constraints on the Frigg gas export system. These restrictions required us to reduce oil production to minimize gas flaring for six weeks. The export constraints also delayed commissioning of the fourth platform and we experienced higher than expected downtime during commissioning.

During October, the Buzzard facility has been producing at rates of 208,000 boe/d gross (90,000 boe/d net to Nexen). This production is from the full set of wells with the fourth platform now operational. This platform will allow us to produce all wells, regardless of H2S levels, to keep Buzzard at full rates and enable the future tieback of discoveries with high H2S content. While we anticipate strong production from Buzzard going forward, we also expect some variability as we continue to increase the rate through the fourth platform.

Ettrick production averaged 9,200 boe/d during the quarter, down 41% from the previous quarter and 51% from the same period in 2010. A one-week planned shutdown for Blackbird tie-in activities in August and a planned maintenance shutdown in mid-September limited production for the quarter. The maintenance shutdown was completed in early October and production returned to rates above 12,000 boe/d net to us.

Production at Scott/Telford averaged 11,900 boe/d, down 35% from the previous quarter. An 18-day shutdown for scheduled annual maintenance limited production in the quarter. Production doubled the 5,700 boe/d of production from the same period last year when a valve failure providing access to the third-party owned Forties pipeline system shut-in production on the Scott platform for eight weeks. Production from our non-operated fields at Duart field averaged 700 boe/d for the quarter. Late in the third quarter, we reached an agreement to sell our interest in Duart. The sale is expected to close before the end of 2011 and is not material to our future results or production.

YEMEN

Yemen production was 7% lower than the previous quarter and 22% lower than the same period last year as a result of natural field declines with no further development drilling activities as we near the end of the primary Masila contract term on December 17 of this year. While we continued our extension efforts, macro political events in the country have made it difficult to make visible progress. At the same time as we continue our discussions, we are preparing for an orderly exit from the country if our renewal discussions are unsuccessful. We remain focused on secure and reliable operations.

OIL SANDS — SYNCRUDE

Syncrude production averaged 21,600 boe/d for the quarter, 6% higher than last quarter and 13% higher than the same period last year. Scheduled turnaround maintenance of Coker 8–2 began September 8 and production has been correspondingly lower in September and October. The maintenance is nearing completion.

OIL SANDS — LONG LAKE

Production at Long Lake averaged 19,200 bbls/d (29,500 bbls/d gross), up 1,600 bbls/d (6%) from the prior quarter and our highest quarterly volume to date. Bitumen production in September averaged 19,900 boe/d (30,500 boe/d gross), and has averaged 20,600 boe/d (31,700 boe/d gross) during October. Our upgrader on-stream time and PSC yield this quarter were similar to the previous quarter, averaging 82% and 70%, respectively.

Production from pad 11 continues to ramp up in line with expectations as third quarter production was 1,700 bbls/d compared to 900 bbls/d in the second quarter. September production from the pad averaged 2,000 bbls/d at an SOR of 3.2 as we progressed toward our longer-term expectation of 4,000 – 8,000 bbls/d.

Full-field monthly SOR continues to fall, and reached 4.8 in September. We remain on track to reach production rates in the mid 30,000 bbls/d (gross) by the end of 2011 as volumes from pad 11 and many of our other better-quality existing wells continue to grow while production from the other wells remains stable.

UNITED STATES

Production in US Gulf of Mexico averaged 21,200 boe/d, 15% lower than the prior quarter and 21% lower than the same period last year. We experienced weather-related downtime as Tropical Storm Lee passed through the US Gulf of Mexico during the quarter, which temporarily shut-in production. Production at Longhorn averaged 7,400 boe/d for the quarter, 12% lower than the previous quarter and 14% lower than the same period last year due to the downtime for Tropical Storm Lee. Vermillion 76 was 700 boe/d lower than the previous quarter due to well performance and Eugene Island 259 was shut-in for third-party pipeline repairs.

CANADA

Production in Canada decreased 11% from last quarter and 15% from the same period last year to average 18,500 boe/d. The decrease from the previous quarter is primarily due to field declines. Production volumes in 2010 included 3,300 boe/d of heavy oil production. These properties were sold in the third quarter of 2010.

Shale gas production averaged 31 mmcf/d, 19% lower than the previous quarter. Natural declines in existing wells, planned facility maintenance and brief downtimes for facility improvements contributed to the decline. We are currently on schedule with our nine-well pad and start-up activities on this pad are currently underway. Production will be limited to our existing facility capacity of about 50 mmcf/d until facility expansions come online a year from now. Shale gas production was 25 mmcf/d higher than the same period last year with new wells brought on stream at the end of 2010.

OTHER COUNTRIES

Our share of production from the Guando field in Colombia averaged 1,600 boe/d for the quarter. This was 11% lower than the prior quarter and 20% lower than the same period last year, primarily due to natural field declines.

Commodity Prices

	Three Months Ended September 30		Nine Months Ended September 30
	2011	2010	2011	2010
Crude Oil
Dated Brent (Brent) (US$/bbl)	113.47	76.86	111.94	77.13
West Texas Intermediate (WTI) (US$/bbl)	89.76	76.20	95.48	77.65

Benchmark Differentials [1] (US$/bbl)
Mars	19.93	(1.53)	12.19	(1.70)
Masila	22.52	0.63	15.13	(0.11)

Realized Prices from Producing Assets (Cdn$/bbl)
United Kingdom	106.71	77.45	105.07	77.29
Yemen	107.98	79.33	107.30	80.07
Oil Sands — Syncrude	97.65	78.27	100.99	79.78
Oil Sands — Long Lake	94.15	70.64	98.72	74.44
United States	96.00	73.72	96.42	75.46
Canada	—	61.56	—	61.39
Other Countries	101.28	75.93	100.32	76.58

Corporate Average (Cdn$/bbl)	103.98	77.03	103.95	77.09

Natural Gas
New York Mercantile Exchange (NYMEX) (US$/mmbtu)	4.06	4.24	4.21	4.54
AECO (Cdn$/mcf)	3.53	3.52	3.55	4.09

Realized Prices from Producing Assets (Cdn$/mcf)
United Kingdom	7.28	5.11	7.63	4.89
United States	4.27	4.70	4.35	5.27
Canada	3.51	3.43	3.60	4.08

Corporate Average (Cdn$/mcf)	4.36	4.18	4.55	4.67

Nexen’s Average Realized Oil and Gas Price (Cdn$/boe)	90.70	68.21	90.45	68.60

Average Foreign Exchange Rate — Canadian to US Dollar	1.0203	0.9624	1.0227	0.9656

1 These differentials are a premium/(discount) to WTI.

Higher commodity prices increased quarterly net income $314 million

Crude oil and natural gas prices weakened during the quarter relative to the second quarter. Brent decreased 3% and WTI decreased 12% to average US$113.47/bbl and US$89.76/bbl, respectively, with the Brent/WTI premium widening 60% to US$23.71/bbl. Compared to the third quarter of 2010, Brent increased 48% and WTI was 18% higher. The stronger Canadian dollar reduced some of the impact of the higher prices as we realized an average crude oil price for the quarter of $103.98/bbl. This is 35% higher than the same period last year and 6% lower than the second quarter. We sell 80% of our oil production based on Brent prices.

Our realized natural gas prices were 8% higher than the previous quarter to average $4.36/mcf. NYMEX averaged US$4.06/mmbtu and AECO prices decreased modestly to average $3.53/mcf. Compared to the third quarter of 2010, our realized gas price increased 4% as higher gas prices in the UK was partially offset by a slight reduction in NYMEX.

The Canadian dollar strengthened against the US dollar during the last 12 months. This strengthening reduced our sales revenue by approximately $81 million compared to the third quarter of 2010, as our realized crude oil and natural gas prices were approximately $6.26/bbl and $0.26/mcf lower, respectively. The weaker US dollar, however, lowers our US-dollar denominated costs and debt when translated to Canadian dollars.

CRUDE OIL REFERENCE PRICES

The economies of developing countries, such as China and India, continue to grow and their import demands are supportive of strong commodity prices. In contrast, developed countries are showing little growth and face the risk of a double-dip recession. Fears of recession are increasing due to weak economic growth, persistent high unemployment, fiscal austerity and the potential impact of a Euro zone sovereign debt crisis.

The financial market uncertainty caused a flight to the US dollar late in the third quarter. The impact of a stronger US dollar against major currencies typically reduces crude oil prices.

Overall world economic growth for 2012 is forecasted to be 3%, which economists equate to a year-over-year demand growth of around 1 million boe/d. China is driving most of that demand growth, helping to maintain a firm global supply/demand balance and provide longer-term support for oil prices. Global physical oil markets are tight as evidenced by the forward Brent curve backwardation. However, considering the reduced economic outlook, the physical crude oil market is still expected to be balanced with limited spare capacity from OPEC.

CRUDE OIL DIFFERENTIALS

The Brent/WTI differential averaged a premium of US$23.71/bbl for the quarter versus a premium of US$0.66/bbl for the third quarter of 2010. Oversupply at Cushing and its land-locked nature will continue to keep WTI discounted to Brent until adequate takeaway capacity from Cushing comes on stream to transport crude to the US Gulf Coast.

The Masila price differential to Brent averaged a discount of US$1.19/bbl as it continues to follow the upward movement in international crude prices and continued strong demand from Asian countries.

Mars, the primary benchmark for most of our GOM oil production, is a medium sour crude that is priced to compete with comparable international import alternatives by Gulf Coast refineries as capacity from Cushing is full. Since it is produced in the Gulf of Mexico, Mars has been competing with waterborne crude oils that are priced off Brent. With high Brent pricing, Mars is trading at a premium to WTI with the expectation that it will continue until the pricing disparity between Brent and WTI is closed.

In Canada, strong Synthetic pricing continued in the third quarter, trading an average premium of $10.87/bbl over WTI for the quarter (12% over WTI). Strong crack spreads (crude vs. gasoline and distillates) in the US Midwest encouraged high refinery utilization and supported pricing for any barrels with attractive gasoline and distillate content, including Synthetic grades. We receive Synthetic crude oil pricing for both Syncrude and Long Lake.

NATURAL GAS REFERENCE PRICES

NYMEX natural gas traded as high as US$4.61/mmbtu in July and as low as US$3.65/mmbtu in September before slightly recovering at the end of the quarter. Gas prices have seen steady price erosion since July.

In North America, economic slowdown negatively impacts industrial use and power demand, and the already excess gas supply from unconventional sources is expected to continue to grow in 2012. North American gas storage balances were impacted by continuing US production growth and declining summer cooling needs.

Natural gas prices in North America are expected to continue to trade at a discount to crude oil on an energy equivalent basis for the foreseeable future as substantial investment in infrastructure is required to substitute gas for oil in transportation and other sectors.

In the global gas market, LNG is linked to global oil prices, which should keep gas prices higher in the UK than in North America.

Operating Expenses 1

	Three Months Ended September 30		Nine Months Ended September 30
(Cdn$/boe)	2011	2010	2011	2010
Operating expenses based on production before royalties [2]
Conventional Oil and Gas	13.24	9.19	10.73	9.21
Oil Sands — Syncrude	37.10	38.06	37.65	35.33
Oil Sands — Long Lake [3]	85.42	84.75	90.39	101.42
Average Oil and Gas	20.80	15.42	18.82	15.40

Operating expenses based on production after royalties
Conventional Oil and Gas	15.22	10.50	12.28	10.57
Oil Sands — Syncrude	38.99	40.55	40.53	38.22
Oil Sands — Long Lake [3]	91.83	88.70	97.34	105.93
Average Oil and Gas	23.53	17.43	21.31	17.51

1 Includes results of discontinued operations (see Note 14 of our Unaudited Condensed Consolidated Financial Statements).

2  Operating expenses per boe are our total oil and gas operating costs divided by our working interest production before royalties. We use production before royalties to monitor our performance consistent with other Canadian oil and gas companies.

3  Excludes activities related to third-party bitumen purchased, processed and sold.

Higher operating expenses reduced net income by $18 million for the quarter

Total operating costs were 5% higher than the same period last year. Per unit operating costs increased compared to last year, primarily due to temporarily reduced volumes from Buzzard. Operating costs at Buzzard are mainly fixed and the lower production there temporarily increased the corporate average unit cost by $3.02/boe. Unit operating costs at Long Lake are higher than our corporate average, as those operating costs are also comprised of primarily fixed costs. The change in production mix increased our corporate average by $0.80/boe.

Excluding the impact of lower production rates at Buzzard, higher scheduled maintenance activity in the UK North Sea and lower production volumes at Ettrick increased the corporate average by $1.24/boe.

At Long Lake, operating costs include scheduled maintenance costs on the third hot lime softener and the second cogeneration unit. Unit operating costs for the quarter increased our corporate average by $0.04/boe. We expect per barrel operating costs to trend downward as production continues to grow. Operating costs have been high year-to-date due to planned and unplanned maintenance activity, along with initiatives to increase upgrader reliability and improve well performance.

At Syncrude, lower natural gas prices and purchased volumes, combined with higher production volumes, reduced our corporate average by $0.12/boe.

In Yemen, the impact of declining production volumes was partially offset by lower operating costs as a result of fewer workovers and less maintenance. The net impact increased our corporate average cost by $0.84/boe.

In the US Gulf of Mexico, additional workover costs and lower production increased our corporate average by $0.45/boe. In Canada, the sale of our heavy oil properties reduced operating costs by $6 million from the same period last year and shutting in the Balzac gas plant in April reduced operating costs by $4 million. Combined, our corporate average was lower by $0.20/boe as a result of the changes in Canada.

The stronger Canadian dollar reduced our corporate average by $0.72/boe as operating costs of our international and US assets are denominated in US dollars.

Depreciation, Depletion, Amortization and Impairment (DD&A) 1

	Three Months Ended September 30		Nine Months Ended September 30
(Cdn$/boe)	2011	2010	2011	2010
DD&A based on production before royalties [2,3]
Conventional Oil and Gas	15.49	17.11	16.91	16.36
Oil Sands — Syncrude	7.76	7.12	7.70	6.91
Oil Sands — Long Lake	20.31	16.91	18.99	17.14
Average Oil and Gas	14.93	16.28	16.08	15.60

DD&A based on production after royalties [3]
Conventional Oil and Gas	17.81	19.54	19.36	18.78
Oil Sands — Syncrude	8.16	7.58	8.29	7.47
Oil Sands — Long Lake	21.64	17.60	20.25	17.81
Average Oil and Gas	16.87	18.39	18.18	17.72

1 Includes results of discontinued operations (see Note 14 of our Unaudited Condensed Consolidated Financial Statements).

2  DD&A per boe is our DD&A for oil and gas operations divided by our working interest production before royalties. We use production before royalties to monitor our performance consistent with other Canadian oil and gas companies.

3  DD&A per boe excludes the impairment charges described in Note 5 of our Unaudited Condensed Consolidated Financial Statements.

Lower oil and gas DD&A increased quarterly net income $23 million

DD&A decreased $23 million or 7% from the same period last year. On a per unit basis, DD&A decreased $1.35/boe, with lower depletion rates in the UK. Changes in production mix increased our corporate average by $1.71/boe. A stronger Canadian dollar reduced our corporate average by $0.77/boe, as depletion of our international and US assets are denominated in US dollars.

In the UK, depletion rates decreased the corporate average by $2.65/boe. The Ettrick field contributed most of the reduction where additional reserves due to successful drilling in 2010 reduced our corporate average depletion rate by $2.47/boe. Depletion rates at Buzzard decreased as a result of additional reserves recognized at the end of 2010 from good production performance and successful drilling during the year. This reduced our corporate average depletion rate by $0.18/boe.

Depletion rates in Yemen decreased our corporate average by $0.27/boe as a result of reserve additions at the end of 2010, relating to positive production performance.

Canada production increased our corporate average DD&A rate by $0.28/boe, despite a decrease in our DD&A expense of $9 million related to the Balzac gas plant, which was shut down during the second quarter. Depletion rates at our coalbed methane wells are higher than our corporate average and contributed to the increase.

At Long Lake, our depletion rate increased our corporate average by $0.25/boe as a result of a reduction in reserves at the end of 2010 partially offset by the impact of improved PSCTM yield on bitumen.

DD&A expense for the third quarter of 2011 includes non-cash impairment charges of $141 million for our Canadian coalbed methane and conventional gas assets. Sustained lower natural gas prices in the quarter reduced our estimates of fair value and resulted in impairment of the properties’ carrying value. Our DD&A expense for the third quarter of 2010 includes non-cash impairment charges of $59 million for properties in the US Gulf of Mexico. Low natural gas prices made these mature shelf properties uneconomic and as a result, the properties were shut in and the carrying value was written down to their estimated fair value. Under IFRS, impairments on properties could create future volatility in net income as past impairment charges are potentially reversed if conditions improve or additional impairment expense is incurred if conditions continue to deteriorate.

Exploration Expense

	Three Months Ended September 30		Nine Months Ended September 30
	2011	2010	2011	2010
Seismic	18	31	45	60
Unsuccessful Drilling	—	—	34	42
Other	41	25	199	97
Total Exploration Expense	59	56	278	199

Higher exploration expense reduced net income for the quarter by $3 million

Exploration costs increased $3 million from the third quarter of 2010 as we continue to explore in our core basins in the Gulf of Mexico, the North Sea, offshore West Africa and Canada.

Seismic costs decreased $13 million or 42% compared to the same period last year. Lower spending in the US Gulf of Mexico, the UK North Sea, and Canada contributed to the reduction. Seismic data costs will fluctuate from period to period depending on where we are in the evaluation process.

Other exploration costs during the third quarter were $16 million higher than the same period last year, largely due to $14 million of unutilized drilling rig and service costs that were expensed in the third quarter as we wind down our exploration in the Norwegian North Sea.

ENERGY MARKETING

Steady contribution from Energy Marketing during the quarter

Our Energy Marketing business continues to provide solid results this year. The contribution in 2011 was generated as a result of improved results from our North Sea and Yemen portfolios due to gains on our physical crude oil positions. In addition, high power prices driven by high demand and coal plant outages contributed to higher results at our power generation facilities.

CORPORATE EXPENSES

General and Administrative (G&A) 1

	Three Months Ended September 30		Nine Months Ended September 30
	2011	2010	2011	2010
General and Administrative Expense before Stock-Based Compensation	88	134	268	361
Stock-Based Compensation [2]	(65)	(10)	(62)	(61)
Total General and Administrative Expense	23	124	206	300

1 Includes results of discontinued operations (see Note 14 of our Unaudited Condensed Consolidated Financial Statements).

2 Includes cash and non-cash expenses related to our tandem option and stock appreciation rights plans.

Lower G&A costs increased quarterly net income by $101 million

G&A expense in the quarter decreased 81% from the same period last year as a result of lower stock-based compensation expense and lower employee costs.

Fluctuations in our share price create volatility in net income as we account for stock-based compensation using the fair-value method. During the quarter, we recovered approximately $65 million of non-cash stock-based compensation that was recognized in prior periods as our share price decreased 25%, consistent with declines experienced in global financial markets and other exploration and production companies. This compared to the third quarter of 2010 when our share price decreased approximately 1%. Cash payments made in connection with our stock-based compensation programs during the three and nine months ended September 30, 2011 were nil and $5 million, respectively (2010 — $2 million and $10 million, respectively).

G&A expense before stock-based compensation decreased 34% from the third quarter of 2010. This was due to lower employee costs as a result of asset dispositions and marketing business re-alignment in 2010.

Finance Costs

	Three Months Ended September 30		Nine Months Ended September 30
	2011	2010	2011	2010
Long-Term Debt Interest Expense	73	95	233	287
Accretion Expense Related to ARO	12	12	35	35
Other Interest Expense	7	9	17	30
	92	116	285	352
Less: Capitalized Borrowing Costs	(33)	(24)	(90)	(64)
Total Finance Costs [1]	59	92	195	288

Effective Interest Rate	6.7%	6.3%	6.7%	5.7%

1 Includes results of discontinued operations (see Note 14 of our Unaudited Condensed Consolidated Financial Statements).

Lower finance costs increased net income by $33 million for the quarter

Lower interest costs and higher capitalized interest reduced finance costs by 36% compared to the third quarter of 2010. Interest costs were lower as a result of proceeds from our non-core disposition program. These activities allowed us to repay outstanding term credit facilities, repurchase and cancel US$812 million of fixed-rate debt and deconsolidate the debt associated with Canexus.

Capitalized interest on our Usan project, offshore West Africa, increased $8 million compared to the third quarter of 2010 as we near completion of the development. Elsewhere, interest was capitalized on the fourth platform at Buzzard and future phases of our insitu oil sands.

Income Taxes 1

	Three Months Ended September 30		Nine Months Ended September 30
	2011	2010	2011	2010
Current	351	270	1,159	793
Deferred	(43)	20	81	(79)
Total Provision for Income Taxes	308	290	1,240	714

1 Includes results of discontinued operations (see Note 14 of our Unaudited Condensed Consolidated Financial Statements).

Higher taxes reduced net income $18 million for the quarter

In late March, the UK government increased the supplementary charge tax rate on North Sea oil and gas activities which increased the UK statutory oil and gas income tax rate to 62%. This rate change increased our current income tax expense by $45 million in the third quarter. In the first quarter, the higher tax rate also increased our deferred income tax liabilities, resulting in a one-time, non-cash charge of $270 million.

The UK government also announced their intention to introduce legislation in 2012 to restrict relief for decommissioning expenses to the previous 50% income tax rate. If this further change is enacted, an additional non-cash charge to deferred income tax expense of approximately $50 to $60 million will be required.

Stronger commodity prices compared to the same period last year also contributed an increase to our income tax expense for the period. Our income tax provision includes current taxes in the United Kingdom, Yemen, Norway, Colombia and the United States.

Other

	Three Months Ended September 30		Nine Months Ended September 30
	2011	2010	2011	2010
Gain on Sale of Disposition of Canexus	—	—	348	—
Gain on Sale of Heavy Oil Assets	—	828	—	828
Loss on Debt Redemption and Repurchase	—	—	(91)	—
Loss on Sale of Natural Gas Marketing Operations	—	(259)	—	(259)
Gain on Sale of Non-Core Assets	—	—	—	80

In February 2011, we completed the sale of our 62.7% investment in Canexus for gross proceeds of approximately $477 million and we realized a gain on disposition of $348 million.

During the third quarter of 2010, we sold our heavy oil properties in Canada for proceeds of $939 million, net of closing adjustments and realized a gain on disposition of $828 million.

In April, we paid $525 million to redeem the US$500 million notes due in 2013. We incurred a $52 million loss on the transaction being the difference between carrying cost and the redemption price. In March, we paid $346 million to repurchase and cancel US$312 million of notes due in 2015 and 2017. We incurred a $39 million loss on the repurchase. Approximately 90% of the loss represents the difference between market value and the carrying value of the bonds.

During the third quarter of 2010, we completed the sale of our North American natural gas energy marketing operations. Net proceeds of $11 million were received and a non-cash loss of $259 million was recognized, primarily related to the transfer of long-term physical transportation commitments.

During the second quarter of 2010, we sold non-core lands in the Athabasca region for proceeds of $81 million. We had no plans to develop these lands for at least a decade. We recognized a gain on disposition of $80 million.

LIQUIDITY AND CAPITAL RESOURCES

Capital Structure

	September 30	December 31
	2011	2010
Net Debt [1,2]
Bank Debt	—	—
Public Senior Notes	4,015	4,647
Total Senior Debt	4,015	4,647
Subordinated Debt	464	443
Total Debt	4,479	5,090
Less: Cash and Cash Equivalents	(1,025)	(1,005)
Total Net Debt	3,454	4,085

Equity at Book Value	8,426	7,814

1 Includes all of our borrowings and is calculated as long-term debt and short-term borrowings less cash and cash equivalents.

2 Net debt is a non-GAAP measure and is reconciled to the nearest GAAP measure on page 21.

Net Debt

Our net debt levels are directly related to our operating cash flows and capital expenditure activities. Changes in net debt are related to:

	Three Months Ended September 30	Nine Months Ended September 30
	2011	2011
Capital Investment	(729)	(1,758)
Cash Flow from Operations [1,2]	516	1,783
Excess Cash Flow Generated (Used)	(213)	25

Proceeds on Disposition of Assets	1	475
Dividends on Common Shares	(26)	(78)
Issue of Common Shares	8	39
Foreign Exchange Translation of US-dollar Debt and Cash	(226)	(94)
Net Change in Working Capital	(215)	471
Other	55	(207)
(Increase) Decrease in Net Debt	(616)	631

1 Includes results of discontinued operations (see Note 14 of our Unaudited Condensed Consolidated Financial Statements).

2 Cash flow from operations is a non-GAAP measure and is reconciled to the nearest GAAP measure on page 21.

Net debt decreased $631 million from the end of 2010, primarily as a result of the proceeds from the disposition of Canexus, balancing our cash flows (cash flow from operations less capital expenditures) and reducing working capital. Although not effecting net debt, we repurchased and cancelled US$812 million of long-term debt using cash on hand earlier in the year.

Net debt can fluctuate between periods. As expected, net debt increased during the quarter due to higher capital investment. Capital investment increased during the third quarter primarily due to exploration drilling in the US Gulf of Mexico and the UK North Sea, as well as progressing our Canadian shale gas and oil sands projects. We also progressed the Usan development offshore West Africa. The Canadian dollar weakened near the end of the quarter as a result of the global financial uncertainty, which increased the Canadian dollar translation of our US-dollar denominated debt.

Operating cash flows in the oil and gas industry can be volatile as short-term commodity prices are driven by existing supply and demand fundamentals and market volatility. Capital expenditures fluctuate depending on activities at any point in time. Changes in our non-cash working capital can vary between quarters as our working capital fluctuates depending on timing of settlement of outstanding positions, the movement in commodity prices, inventory levels and timing of income tax installments.

Change in Working Capital

	September 30 2011	December 31 2010	Increase/ (Decrease)
Cash and Cash Equivalents	1,025	1,005	20
Restricted Cash	52	40	12
Accounts Receivable	1,870	1,789	81
Net Current Derivative Contracts	21	(19)	40
Inventories and Supplies	347	550	(203)
Accounts Payable and Accrued Liabilities	(2,877)	(2,459)	(418)
Other	86	33	53
Net Working Capital	524	939

Net working capital decreased primarily with the sale of commodity inventories and the timing of current tax installments in the UK.

Outlook for Remainder of 2011

Guidance Update

	Average Daily Quarterly Production before Royalties					Average Daily Annual Production before Royalties
Crude Oil, NGLs and Natural Gas (mboe/d)	Q1 2011 (actual)	Q2 2011 (actual)	Q3 2011 (actual)	Q3 2011 (prior est.)	Q4 2011 (estimate)	FY 2011 (estimate)
Buzzard	71	49	49	67 — 74	75 — 95	61 — 66
Other UK	32	35	22	23 — 27	24 — 32	28 — 30
Yemen	38	35	32	32 — 34	24 — 33	32 — 35
United States	26	25	21	20 — 24	21 — 24	23 — 24
Canada — Oil & Gas	23	20	19	19 — 21	19 — 22	20 — 21
Canada — Syncrude	23	20	22	19 — 22	20 — 23	21 — 22
Canada — Bitumen	17	18	19	18 — 21	18 — 24	18 — 20
Other Countries	2	2	2	2	2	2
Total	232	204	186	~200 — 225	~200 — 230	~200 — 215

Production for the quarter was below our guidance primarily due to longer than expected gas export restrictions and higher than expected variability in Buzzard’s operating performance as we commissioned the fourth platform and integrated the new facilities into normal operations.

In the fourth quarter, we expect to see significantly higher volumes at Buzzard as we have returned to normal operating levels, although we expect some fluctuations as we increase the production rate through the new platform. We also expect to see several new sources of production come on-stream, including the Telford and Blackbird tiebacks in the North Sea, and our nine-well shale gas pad in the Horn River. Facility shutdowns will be required at both Telford and Ettrick in order to bring the tiebacks on stream. We will be near the low end of our Yemen guidance if we are unsuccessful in obtaining an extension there. We recently shut down the upgrader at Long Lake for repairs to the air separation unit. With the natural gas pipeline installed this summer, we expect to be able to continue to produce and sell bitumen during this shut-down.

In aggregate, we expect our full-year production to be marginally lower than our previous guidance, primarily as a result of lower volumes at Buzzard during the third quarter and potential variability as we increase the rate through the new platform.

CONTRACTUAL OBLIGATIONS, COMMITMENTS AND GUARANTEES

We have assumed various contractual obligations and commitments in the normal course of our operations and financing activities. We included these obligations and commitments in our 2010 annual MD&A. Our operating leases, transportation and storage commitments, and drilling rig commitments as at September 30, 2011 have not materially changed from the information previously disclosed in the MD&A for the three and six months ended June 30, 2011 and our 2010 annual MD&A.

CONTINGENCIES

There are a number of lawsuits and claims pending, the ultimate result of which cannot be ascertained at this time. We record costs as they are incurred or become determinable. We believe the resolution of these matters would not have a material adverse effect on our liquidity, consolidated financial position or results of operations. These matters are described in Legal Proceedings and Regulatory Actions in our 2010 Annual Information Form. There have been no significant developments since year-end.

NEW ACCOUNTING PRONOUNCEMENTS

IFRS Pronouncements

As part of our transition to IFRS, we adopted IFRS accounting standards in effect on January 1, 2011. The impact of adopting IFRS on shareholders’ equity, cash flows, net income and comprehensive income is disclosed in Note 17 of the Unaudited Condensed Consolidated Financial Statements for the three and nine months ended September 30, 2011. Our 2010 comparative financial information has been restated to be in accordance with our IFRS accounting policies as described in Note 2 of the Unaudited Condensed Consolidated Financial Statements for the three months ended March 31, 2011. We determined that the majority of our existing Canadian GAAP oil and gas accounting policies were appropriate under IFRS. Detailed analysis identified differences, the most significant of which are detailed in Note 17 Transition to IFRS of the Unaudited Condensed Financial Statements for the three and nine months ended September 30, 2011. Our financial results, operating cash flows and financial position did not materially change as a result of adopting IFRS.

The following standards and interpretations have not been adopted as they apply to future periods. They may result in changes to our existing accounting policies and other note disclosures. We are currently evaluating the impact these standards will have on our results of operations and financial position:

•                  IFRS 9 Financial Instruments — in November 2009, the International Accounting Standards Board (IASB) issued IFRS 9 to address classification and measurement of financial assets. In October 2010, the IASB revised the standard to include financial liabilities. The standard is required to be adopted for periods beginning January 1, 2013. Portions of the standard remain in development and the full impact of the standard will not be known until the project is complete.

•                  IFRS 10 Consolidated Financial Statements — in May 2011, the IASB issued IFRS 10 which provides additional guidance to determine whether an investee should be consolidated. The guidance applies to all investees, including special purpose entities. The standard is required to be adopted for periods beginning January 1, 2013. We are evaluating the impact that this standard may have on our results of operations and financial position.

•                  IFRS 11 Joint Arrangements — in May 2011, the IASB issued IFRS 11 which presents a new model for determining whether an entity should account for joint arrangements using proportionate consolidation or the equity method. An entity will have to follow the substance rather than legal form of a joint arrangement and will no longer have a choice of accounting method. The standard is required to be adopted for periods beginning January 1, 2013. We are evaluating the impact that this standard may have on our results of operations and financial position.

•                  IFRS 12 Disclosure of Interests in Other Entities — in May 2011, the IASB issued IFRS 12 which aggregates and amends disclosure requirements included within other standards. The standard requires a company to provide disclosures about subsidiaries, joint arrangements, associates and unconsolidated structured entities. The standard is required to be adopted for periods beginning January 1, 2013. We are evaluating the impact that this standard may have on our financial statement disclosure.

•                  IFRS 13 Fair Value Measurement — in May 2011, the IASB issued IFRS 13 to provide comprehensive guidance for instances where IFRS requires fair value to be used. The standard provides guidance on determining fair value and requires disclosures about those measurements. The standard is required to be adopted for periods beginning January 1, 2013. We are evaluating the impact that this standard may have on our results of operations and financial position.

•                  IAS 1 Presentation of Items of Other Comprehensive Income — in June 2011, the IASB issued amendments to IAS 1 Presentation of Financial Statements to split items of other comprehensive income (OCI) between those that are reclassed to income and those do not. The standard is required to be adopted for periods beginning on or after July 1, 2012. We are evaluating the impact that this standard may have on our results of operations and financial position.

•                  IAS 19 Employee Benefits — in June 2011, the IASB issued amendments to IAS 19 to revise certain aspects of the accounting for pension plans and other benefits. The amendments eliminate the corridor method of accounting for defined benefit plans, change the recognition pattern of gains and losses, and require additional disclosures. The standard is required to be adopted for annual periods beginning on or after January 1, 2013. We are evaluating the impact that this standard may have on our results of operations and financial position.

INTERNAL CONTROL OVER FINANCIAL REPORTING

In connection with the adoption of IFRS, we established additional internal controls over financial reporting, as necessary, to review and validate the conversion to IFRS and relevant transitional activities including restatement of comparative financial information for 2010 and related disclosures. There were no other significant changes in internal controls over financial reporting during the nine months ended September 30, 2011 that have materially affected, or are reasonably likely to materially effect, our internal controls over financial reporting.

EQUITY SECURITY REPURCHASES

During the quarter, we made no purchases of our equity securities.

SUMMARY OF QUARTERLY RESULTS

	Canadian
	GAAP[1]	IFRS [1]
	2009	2010				2011
(Cdn$ millions, except per share amounts)	Dec	Mar	June	Sept	Dec	Mar	Jun	Sept
Net Sales from Continuing Operations	1,375	1,347	1,305	1,321	1,522	1,598	1,507	1,399

Net Income (Loss) from Continuing Operations before Income Taxes Comprised of:
Oil and Gas	447	490	610	410	435	677	660	501
Corporate and Other [2]	(61)	(202)	(136)	(388)	(90)	(228)	(76)	7
	386	288	474	22	345	449	584	508
Net Income (Loss) from Continuing Operations after Income Tax	249	111	238	(54)	161	(100)	252	200
Net Income	259	141	245	581	160	202	252	200

Earnings (Loss) Per Common Share from Continuing Operations ($/share)
Basic	0.48	0.21	0.45	(0.10)	0.30	(0.19)	0.48	0.38
Diluted	0.47	0.20	0.42	(0.10)	0.30	(0.19)	0.45	0.32

Earnings Per Common Share ($/share)
Basic	0.50	0.27	0.47	1.11	0.30	0.38	0.48	0.38
Diluted	0.49	0.26	0.43	1.07	0.30	0.38	0.45	0.32

Dividends Declared ($/share)	0.050	0.050	0.050	0.050	0.050	0.050	0.050	0.050

Common Share Price ($/share)
Toronto Stock Exchange — High	27.31	25.91	26.91	22.33	23.00	27.11	25.47	23.67
Toronto Stock Exchange — Low	22.26	22.38	20.92	18.33	20.57	21.57	19.22	15.67
New York Stock Exchange — High (US$)	26.05	24.98	26.92	21.54	23.01	27.94	26.82	24.99
New York Stock Exchange — Low (US$)	20.66	21.06	19.66	17.20	20.12	21.71	19.43	15.13

1 Prior to 2011, our financial statements were prepared in accordance with Canadian GAAP. In the first quarter of 2011, the company adopted IFRS with an effective date as at January 1, 2010 and restated the 2010 financial results to be in accordance with IFRS. Further details regarding our transition to IFRS are included in Note 17 of the Unaudited Condensed Consolidated Financial Statements for the three and nine months ended September 30, 2011.

2  The third quarter of 2010 includes asset disposition losses of $259 million and the fourth quarter includes asset disposition gains of $121 million related to our energy marketing business re-alignment.

NON-GAAP MEASURES

Cash Flow from Operations

Cash flow from operations is a non-GAAP measure defined as cash flow from operating activities before changes in non-cash working capital and other. We evaluate our financial performance and that of our business segments primarily on cash flow from operations. We consider it a key measure as it demonstrates our ability to generate the cash flow necessary to fund future growth through capital investment and repay debt. Cash flow from operations is unlikely to be comparable with the calculation of similar measures for other companies.

	Three Months Ended			Nine Months Ended
	Sept 30	June 30	Sept 30	Sept 30	Sept 30
(Cdn$ millions)	2011	2011	2010	2011	2010
Cash Flow from Operating Activities	288	1,014	705	2,038	2,050
Changes in Non-Cash Working Capital Including Income Taxes and Interest Payable	198	(419)	(215)	(287)	(413)
Other	38	11	14	56	(13)
Impact of Annual Crude Oil Put Options	(8)	(8)	(8)	(24)	(30)
Cash Flow from Operations	516	598	496	1,783	1,594

Net Debt

Net debt is a non-GAAP measure defined as long-term debt and short-term borrowings less cash and cash equivalents. We use net debt as a key indicator of our leverage and to monitor the strength of our balance sheet. Net debt is directly tied to our operating cash flows and capital investment. Net debt is unlikely to be comparable with the calculation of similar measures for other companies.

	As at September 30	As at June 30	As at September 30
(Cdn$ millions)	2011	2011	2010
Bank Debt	—	—	282
Public Senior Notes	4,015	3,720	4,965
Total Senior Debt	4,015	3,720	5,247
Subordinated Debt	464	430	460
Total Debt	4,479	4,150	5,707
Less: Cash and Cash Equivalents	(1,025)	(1,312)	(1,210)
Total Net Debt	3,454	2,838	4,497

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to normal market risks inherent in the oil and gas and energy marketing business, including commodity price risk, foreign-currency exchange rate risk, interest rate risk and credit risk. We recognize these risks and manage our operations to minimize our exposures to the extent practical.

Credit Risk

Most of our credit exposures are with counterparties in the energy industry, including integrated oil companies, crude oil refiners and utilities and are subject to normal industry credit risk.

At September 30, 2011:

•                       approximately 92% of our credit exposures were investment grade;

•                       approximately 76 % of our credit exposures were with a diverse group of integrated oil companies, crude oil refiners and commodity marketers; and

•                       only three counterparties individually made up more than 10% of our credit exposure. These counterparties are major integrated oil companies with strong investment grade credit ratings.

Further information presented on market risks can be found in our 2010 annual MD&A and have not materially changed since December 31, 2010.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this MD&A constitute “forward-looking statements” (within the meaning of the United States Private Securities Litigation Reform Act of 1995, as amended) or “forward-looking information” (within the meaning of applicable Canadian securities legislation). Such statements or information (together “forward-looking statements”) are generally identifiable by the forward-looking terminology used such as “anticipate”, “believe”, “intend”, “plan”, “expect”, “estimate”, “budget”, “outlook”, “forecast” or other similar words, and include statements relating to or associated with individual wells, regions or projects. Any statements regarding the following are forward-looking statements:

•	future crude oil or natural gas prices;
•	future production levels;
•	future royalties and tax levels;
•	future capital expenditures, their timing and their allocation to exploration and development activities;
•	future earnings;
•	future asset acquisitions or dispositions;
•	future sources of funding for our capital program;
•	future debt levels;
•	availability of committed credit facilities;
•	possible commerciality of our projects;
•	development plans or capacity expansions;
•	the expectation that we have the ability to substantially grow production at our oil sands facilities through controlled expansions;
•	the expectation of achieving the production design rates from our oil sands facilities;
•	the expectation that our oil sands production facilities continue to develop better and more sustainable practices;
•	the expectation of cheaper and more technologically advanced operations;
•	the expected design size of our operations;
•	the expected timing and associated production impact of facilities turnarounds and maintenance;
•	the expectation that we can continue to operate our offshore exploration, development and production facilities safely and profitably;
•	future ability to execute dispositions of assets or businesses;
•	future sources of liquidity, cash flows and their uses;
•	future drilling of new wells;
•	ultimate recoverability of current and long-term assets;
•	ultimate recoverability of reserves or resources;
•	expected finding and development costs;
•	expected operating costs;
•	future cost recovery oil revenues from our Yemen operations;
•	the expectation of negotiating of an extension to certain of our production sharing agreements;
•

the expectation of our ability to comply with the new safety and environmental rules enacted in the US at a minimal incremental cost, and of receiving necessary drilling permits for our US offshore operations;

•	estimates on a per share basis;
•	future foreign currency exchange rates;
•	future expenditures and future allowances relating to environmental matters and our ability to comply therewith;
•	dates by which certain areas will be developed, will come on-stream or reach expected operating capacity; and
•	changes in any of the foregoing.

Statements relating to “reserves” are forward-looking statements, as they involve the implied assessment, based on estimates and assumptions, that the reserves described exist in the quantities predicted or estimated, and can be profitably produced in the future.

All the forward-looking statement in this MD&A are qualified by the assumptions that are stated or inherent in such forward-looking statements. Although we believe that these assumptions are reasonable, this list is not exhaustive of the factors that may affect any of the forward-looking statements and the reader should not place an undue reliance on these assumptions and such forward-looking statements. The key assumptions that have been made in connection with the forward-looking statements include the following:

•	that we will conduct our operations and achieve results of operations as anticipated;
•	that our development plans will achieve the expected results;
•	the general continuance of current or, where applicable, assumed industry conditions;
•	the continuation of assumed tax, royalty and regulatory regimes;
•	the accuracy of the estimates of our reserve volumes;
•	commodity price and cost assumptions;
•	the continued availability of adequate cash flow and debt and/or equity financing to fund our capital and operating requirements as needed; and
•	the extent of our liabilities.

We believe the material factors, expectations and assumptions reflected in the forward-looking statements are reasonable, but no assurance can be given that these factors, expectations and assumptions will prove to be correct.

The forward-looking statements are subject to known and unknown risks and uncertainties and other factors which may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by such statements. Such factors include, among others:

•	market prices for oil and gas;
•	our ability to explore, develop, produce, upgrade and transport crude oil and natural gas to markets;
•	ultimate effectiveness of design or design modification to facilities;
•	the results of exploration and development drilling and related activities;
•	the cumulative impact of oil sands development on the environment;
•	the impact of technology on operations and processes and how new complex technology may not perform as expected;
•	the availability of pipeline and global refining capacity;
•	risks inherent to the operations of any large, complex refinery units, especially the integration between production operations and an upgrader facility;
•	availability of third-party bitumen for use in our oil sands production facilities;
•	labour and material shortages;
•	risk related to accidents, blowouts and spills in connection with our offshore exploration, development and production activities, particularly our deepwater activities;
•	direct and indirect risk related to the imposition of moratoriums, suspensions or cancellations of our offshore exploration, development and production operations, particular our deepwater activities;
•	the impact of severe weather on our offshore exploration, development and production activities, particularly our deepwater activities;
•	the effectiveness and reliability of our technology in harsh and unpredictable environments;
•	risks related to the actions and financial circumstances of our agents and contractors, counterparties and joint venture partners;
•	volatility in energy trading markets;
•	foreign-currency exchange rates;
•	economic conditions in the countries and regions in which we carry on business;
•

governmental actions including changes to taxes or royalties, changes in environmental and other laws and regulations including without limitation, those related to our offshore exploration, development and production activities;

•	renegotiations of contracts;
•	results of litigation, arbitration or regulatory proceedings;
•	political uncertainty, including actions by terrorists, insurgent or other groups, or other armed conflict, including conflict between states; and
•	other factors, many of which are beyond our control.

These risks, uncertainties and other factors and their possible impact are discussed more fully in the sections titled Risk Factors in our 2010 Annual Information Form and Quantitative and Qualitative Disclosures About Market Risk in our 2010 annual MD&A. The impact of any one risk, uncertainty or factor on a particular forward-looking statement is not determinable with certainty as these factors are interdependent, and management’s future course of action would depend on our assessment of all information at that time.

Although we believe that the expectations conveyed by the forward-looking statements are reasonable based on information available to us on the date such forward-looking statements were made, no assurances can be given as to future results, levels of activity and achievements. Undue reliance should not be placed on the forward-looking statements contained herein, which are made as of the date hereof and, except as required by law, we undertake no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Included herein is information that may be considered financial outlook and/or future-oriented financial information (FOFI). Its purpose is to indicate the potential results of our intentions and may not be appropriate for other purposes. The forward-looking statements contained herein are expressly qualified by this cautionary statement.